News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES UPDATED INFORMATION REGARDING UNIT SPLIT

CALGARY, August 25, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) advised that the three for one unit split will be made by way of an amendment to the declaration of trust which will become effective at 12:01 a.m. on Tuesday, September 6, 2005.  Accordingly, unitholders of record at the close of business on Friday, September 2, 2005 will receive two additional units for each unit held at that time.

Pursuant to the rules of the Toronto Stock Exchange, the units will commence trading on a split basis on the TSX at the opening of business on Wednesday, August 31, 2005.  On that same date, the units listed on the New York Stock Exchange will commence trading with rights entitling holders to two additional units for each unit held upon the commencement of trading of the units on a split basis on the NYSE.  The trading of the units on a split basis on the NYSE will occur one day after the mailing of unit certificates to registered holders of the units.  It is anticipated that unit certificates representing the additional units resulting from the unit split will be mailed to registered unitholders on or about Monday, September 12, 2005.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording

Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 25, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca